Exhibit 10.5

January 4, 2024

[Employee Name]

[Employee Email Address]

Via Email / DocuSign

RE: 2024 Retention Bonus

Dear [First Name]:

As you are aware, Audacy, Inc. (the “Company”) has been working with our lenders to resolve our balance sheet issues in order to move forward in a stronger financial position to continue our great work serving our listeners, customers and communities.

We continue to recognize and appreciate your leadership and the important contributions you are making to the Company as we go through this difficult stretch. While we have been working over the past several months, the Company may proceed with filing for Chapter 11 protection under the U.S. Bankruptcy Code. Our employees are our greatest asset, and we want to be sure that we are doing everything we can to continue to support our key contributors and keep all of you fully engaged and focused, leading the Company and our teams through the storm and to better times ahead.

Accordingly, we are pleased to offer you a retention bonus of $[•] (the “Bonus”), subject to the terms and conditions of this letter agreement. The Bonus would be paid on July 1, 2024; provided, that, to the extent U.S. Bankruptcy Court approval of the Company’s Chapter 11 plan of reorganization (the “Plan”) is not obtained by such date, the Bonus would be paid on the later of (i) July 1, 2024 and (ii) the effective date of the Plan. This Bonus is in addition to, and does not in any way impact, the retention bonus paid and/or payable to you pursuant to your prior retention letter agreement between you and the Company in June 2023.

While you will continue to remain eligible to receive a 2024 annual bonus (payable in 2025). Such annual bonus, if any, however, may be reduced by this Bonus (but not below zero), subject to the below.

The Bonus will be deemed earned by you on the later of: (i) the six-month anniversary of the effective date of the Plan; and (ii) December 16, 2024 (the “New Retention Date”). If your employment is terminated prior to that date, as a result of any of the following, then in each case, you will NOT be required to repay the Bonus (to the extent paid to you prior to the New Retention Date).

(a) your employment is terminated without Cause (as defined in the Company’s 2022 Equity Compensation Plan (the “Equity Plan”)); or

(b) you have an employment agreement with the Company that expires, and your employment with the Company is terminated at the Company’s election upon the expiration of your employment agreement; or

(c) you have an employment agreement with the Company that defines “Good Reason,” and you terminate your employment with Good Reason (as defined in such employment agreement); or

(d) you die or become Disabled (as defined in the Equity Plan).

If your employment otherwise terminates prior to the New Retention Date then you will not be eligible to receive a Bonus. To the extent the Bonus has already been paid to you and your employment is terminated for Cause or you voluntarily resign your employment (other than with Good Reason, if applicable) prior to the New Retention Date then you must repay the net after-tax amount (as reasonably determined by the Company) of the Bonus to the Company within 30 days. The Company has the discretion to determine whether any termination is for Cause or Good Reason.

In addition, if your employment is terminated by the Company without Cause or you have an employment agreement with the Company that defines “Good Reason,” and you terminate your employment with Good Reason and you would be entitled to severance under your employment agreement with the Company, then the portion of your severance payment, if any, which is based on the annual bonus payable to you may be reduced by the retention Bonus (but not below zero) as follows:

(a) If the date of such termination is between July 1, 2024 and September 30, 2024, the retention Bonus will be prorated based on the ratio of: (A) the number of days elapsed following July 1, 2024 over (B) 92; with the annual bonus portion of your severance payment eligible to be reduced by the unearned prorated amount of the Bonus (e.g., if your employment is terminated on August 1, 2024, then two-thirds of the Bonus would not be earned and would be offset against severance);

(b) If the date of such termination is on or following October 1, 2024 but prior to the New Retention Date, the annual bonus portion of your severance payment would not be reduced by any portion of the retention Bonus.

For the avoidance of doubt, either your 2024 annual bonus or the annual bonus portion of your severance payment may be reduced by the retention Bonus, but not both.

This letter agreement is governed by the laws of the Commonwealth of Pennsylvania without regard to principles of conflicts of laws thereof. This letter agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior understandings or agreements with respect thereto and may only be amended in a writing signed by both you and an authorized representative of the Company. This letter agreement may be executed electronically (e.g., DocuSign) and, when so executed, will have the same force and effect as an original, and constitute a binding agreement on each of the parties. This letter does not confer upon you any right to continue employment or service with the Company for any period. In addition, this letter agreement does not modify the terms of your employment or employment agreement, if any.

Please indicate your acceptance of the provisions of this agreement by signing no later than January 5, 2024. This retention bonus offer is revoked and can no longer be accepted if this letter is not signed on or prior to 5:00 PM, eastern time, January 5, 2024.

Once again, thank you for all you are doing to lead us forward.

Very truly yours,

Audacy, Inc.

By:	David J. Field
Chief Executive Officer

Agreed and Accepted.

By:
[Employee Name]

Date: